





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECONOMY SECURITIES, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 MORTENSEN LANE
(No. and Street)

EVANSVILLE	INDIANA	47715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY WEINZAPFEL — 812 474-1016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET	LAFAYETTE	INDIANA	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, LARRY WEINZAPFEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECONOMY SECURITIES, INCORPORATED, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA L. NELSON
Vanderburgh County
My Commission Expires
August 27, 2017

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	87,057
Deposit with clearing organization		20,000
Receivable from broker-dealers and clearing organization		4,380
Other assets		7,351
Total Assets	$	118,788

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	10,559

STOCKHOLDER'S EQUITY

Common stock		70,000
Paid-in capital		35,000
Retained earnings		3,229
Total stockholder's equity		108,229
Total Liabilities and Stockholder's Equity	$	118,788

See Notes to Financial Statements

NOTE 1
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

Economy Securities, Incorporated (the Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

A summary of the Company's significant accounting policies follows:

Use of estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash:

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and money market accounts to be cash.

Allowance for doubtful accounts:

The receivable from broker-dealers and clearing organization consists of fees and commissions due from broker-dealers and Hilltop Securities, Inc. (Clearing Organization) and is considered fully collectible by management. Therefore, no allowance for doubtful accounts has been provided.

Revenues and expenses:

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2016 that would require reconciliation with trade-date basis accounting.

Advertising:

The Company expenses advertising production costs as incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $7,053 for the year ended December 31, 2016.

NOTE 1 (Continued)
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Income taxes:

The Company is a qualified subchapter S subsidiary and is not treated as a separate corporation for income tax purposes. The Company's assets, liabilities and income are treated as assets, liabilities, and income of its parent company, which has elected to be classified as an S corporation for income tax purposes. Therefore, no provision or liability of income taxes has been recorded in the accompanying financial statements.

The Company is subject to potential examination by U.S. Federal and state taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Management believes the Company is no longer subject to tax examinations for years prior to 2013. The Company has evaluated its tax positions for all open tax years and management believes all tax positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2016. If assessed, the Company classifies any interest and penalties recognized with a tax position as other expenses in the statement of income.

Subsequent events:

Management has evaluated subsequent events through February 24, 2017, the date which the financial statements were available to be issued.

NOTE 2
CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company had an interest-bearing deposit of $20,000 with the Clearing Organization at December 31, 2016.

NOTE 3
COMMON STOCK

The authorized capital of the Company consisted of 10,000 shares of no par value common stock and 700 shares were issued and outstanding at a stated value of $100 per share at December 31, 2016.

NOTE 4
RELATED PARTY TRANSACTIONS

The Company leases office space from Weinzapfel & Co., LLC, a related entity under common control, under an operating lease with an initial one-year term that is renewed annually. Total rent paid under this lease was $19,200 for the year ended December 31, 2016.

The Company leases employees from WH Benefits, Inc., a related entity under common control. Reimbursement of such costs, including compensation, taxes, and benefits, under this arrangement was $143,725 for the year ended December 31, 2016, and $5,725 was payable to this related entity at December 31, 2016.

The Company receives commissions from Weinzapfel Wealth Advisors, Inc., a related entity under common control. Commissions received totaled $57,267 for the year ended December 31, 2016, and $733 was payable to this entity at December 31, 2016.

NOTE 5
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $99,335, which was $94,335 in excess of its required net capital of $5,000 at December 31, 2016. In addition, the Company's net capital ratio was 0.11 to 1 at December 31, 2016.



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT   "NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335   e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

We have audited the accompanying statement of financial condition of Economy Securities, Incorporated as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Economy Securities, Incorporated's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Economy Securities, Incorporated as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II on pages 9 and 10 have been subjected to audit procedures performed in conjunction with the audit of Economy Securities, Incorporated's financial statements. The supplemental information is the responsibility of Economy Securities, Incorporated's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INCORPORATED
dba EDWARD OPPERMAN, CPA
Lafayette, Indiana
February 24, 2017